EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2016	2015	2014	2013	2012
Determination of Earnings:
Income before taxes	$6,447	$6,586	$5,818	$5,412	$3,875
Add (Deduct):
Amortization of capitalized interest	19	19	19	20	20
Fixed charges	379	356	364	371	404
Equity income, net of distributions	(31)	(30)	(36)	(36)	(45)
Total earnings, as defined	$6,814	$6,931	$6,165	$5,767	$4,254

Fixed Charges:
Rents(1)	$41	$46	$46	$44	$53
Interest and other financial charges	338	310	318	327	351
	379	356	364	371	404
Capitalized interest	22	20	21	19	18
Total fixed charges	$401	$376	$385	$390	$422

Ratio of Earnings to Fixed Charges	16.99	18.43	16.01	14.79	10.08

(1)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.
100